Exhibit 8.1

Name of Subsidiary	Jurisdiction of Incorporation
1. CEC Telecom Co., Ltd.	PRC
2. Beijing CECT Yitong Technology Co., Ltd.	PRC
3. Huizhou CEC Telecom Co., Ltd.	PRC